Exhibit 99.1

Corporación América Airports S.A. Reports August 2023 Passenger Traffic

Total passenger traffic up 18.7% YoY reaching 99% of pre-pandemic levels

Armenia, Ecuador, Italy and Brazil above August 2019 levels

Aircraft movements at 99% of August 2019

LUXEMBOURG--(BUSINESS WIRE)--September 15, 2023--Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, reported today a 18.7% year-on-year (YoY) increase in passenger traffic in August 2023, reaching 98.7% of August 2019 levels.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2023 vs. 2022)
Statistics	Aug'23	Aug'22	% Var.	YTD’23	YTD'22	% Var.
Domestic Passengers (thousands)	4,108	3,451	19.0%	30,012	24,239	23.8%
International Passengers (thousands)	2,787	2,233	24.8%	18,661	13,167	41.7%
Transit Passengers (thousands)	596	629	-5.3%	4,713	3,765	25.2%
Total Passengers (thousands)	7,491	6,313	18.7%	53,385	41,172	29.7%
Cargo Volume (thousand tons)	31.0	26.8	15.4%	237.7	221.7	7.2%
Total Aircraft Movements (thousands)	77.0	69.3	11.0%	568.0	472.6	20.2%
Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2023 vs. 2019)
Statistics	Aug'23	Aug'19	% Var.	YTD’23	YTD'19(1)(2)	% Var.
Domestic Passengers (thousands)	4,108	4,265	-3.7%	30,012	31,484	-4.7%
International Passengers (thousands)	2,787	2,683	3.9%	18,661	19,100	-2.3%
Transit Passengers (thousands)	596	644	-7.5%	4,713	5,546	-15.0%
Total Passengers (thousands)	7,491	7,592	-1.3%	53,385	56,130	-4.9%
Cargo Volume (thousand tons)	31.0	32.4	-4.5%	237.7	278.3	-14.6%
Total Aircraft Movements (thousands)	77.0	77.1	-0.1%	568.0	574.3	-1.1%
(1)

Note that preliminary passenger traffic figures for 2019, as well as January 2020 for Ezeiza Airport, in Argentina, were adjusted to include additional inbound passengers not accounted for in the initial count, for an average of approximately 5% of total passenger traffic at Ezeiza Airport and 1% of total traffic at CAAP, during that period. Importantly, inbound traffic does not affect revenues, as tariffs are applicable on departure passengers.

(2)	Cargo volumes in Uruguay were rectified from January 2019 to June 2020, to reflect all cargo passing through the cargo terminal, instead of air cargo only.

Passenger Traffic Overview

Total passenger traffic grew 18.7% compared to the same month of 2022, supported by the ongoing recovery in travel demand after the Covid-19 pandemic and the gradual resumption of routes and frequencies across all countries of operations. Overall passenger traffic reached 98.7% of August 2019 levels, up from 96.3% posted in July, with international passenger traffic surpassing pre-pandemic levels of August 2019 by 3.9%. Domestic traffic stood at 96.3% of August 2019, up from 93.6% in July.

In Argentina, total passenger traffic continued to recover in August, increasing 23.8% year-over-year (YoY) and reaching 98.4% of pre-pandemic volumes, a slight improvement from 98.1% in July. Domestic traffic had declined compared to May and June when it benefited from a government program aimed at boosting domestic tourism. However, domestic traffic increased on an absolute basis month-over-month and was 2.9% higher than August 2019 levels. International passenger traffic also continued to recover, reaching 87.0% of pre-pandemic levels, a slight decrease from the 88.3% recorded in July.

In Italy, passenger traffic benefited from the summer season and grew by 16.8% compared to the same month in 2022 and surpassed pre-pandemic levels for the second consecutive month, increasing by 4.1% compared to August 2019. International passenger traffic, which accounted for 80% of the total traffic, exceeded August 2019 levels by 1.6%, while domestic passenger traffic surpassed pre-pandemic levels by 16.4%. Although some pre-pandemic destinations still need to resume at Pisa airport, Florence airport has already exceeded 2019 levels and was 19.8% above August 2019 traffic volumes.

In Brazil, total passenger traffic increased by 3.8% YoY and surpassed pre-pandemic levels for the first time, rising by 1.4% compared to August 2019. Domestic traffic, which accounted for two-thirds of the total traffic, exceeded pre-pandemic levels by 7.8%, while transit passengers improved to 88.9% of August 2019 levels, up from 77.6% in July.

In Uruguay, total passenger traffic, which is largely international, continued to recover and increased 35.1% YoY, reaching 91.3% of August 2019 levels, a slight decline from 94.6% recorded in July.

In Ecuador, passenger traffic increased 5.2% YoY and surpassed pre-pandemic volumes by 6.5%. Both domestic and international passenger traffic exceeded pre-pandemic levels by 12.0% and 2.0%, respectively.

In Armenia, passenger traffic continued its solid recovery trend, increasing by 41.9% YoY and surpassing the pre-pandemic levels of August 2019 by 62.0%. This is consistent with the 61.5% growth recorded in July but a decline from the 82.4% growth observed in June. The drop in the comparison against the same month of 2019, as compared to June, is explained by the fact that July and August are traditionally strong months in terms of passenger traffic, and the Armenia airport is operating at its maximum capacity due to the significant growth it has experienced. This makes the comparison between August 2023 and August 2019 appear less favorable than the comparison between June 2023 and June 2019. In August 2019, the volume increased due to the high seasonality of the month, whereas in August 2023, although traffic also increased due to high seasonality, the growth was limited by the current capacity of the airport.

Cargo Volume and Aircraft Movements

Cargo volume increased 15.4% YoY and improved to 95.5% of August 2019 levels, or 97.1% when adjusting for the discontinuation of operations in Peru. Cargo volumes in Armenia and Uruguay were above pre-pandemic levels, whereas Italy stood at 90.8%, Ecuador at 99.2%, Argentina at 92.6% and Brazil at 86.1%. Almost 70% of cargo volume originated in Argentina, Ecuador and Uruguay.

Aircraft movements increased 11.0% YoY to 99.9% of August 2019 levels, or exceeded pre-pandemic levels by 3.7% when adjusting for the discontinuation of operations in Peru. All the countries of operations, except Ecuador, exceeded August 2019 pre-pandemic levels.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2023 vs. 2022)
	Aug'23	Aug'22	% Var.	YTD'23	YTD'22	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,815	3,080	23.8%	28,325	20,889	35.6%
Italy	939	804	16.8%	5,493	4,410	24.5%
Brazil	1,487	1,433	3.8%	11,392	10,024	13.6%
Uruguay	158	117	35.1%	1,253	880	42.4%
Ecuador	445	423	5.2%	3,276	2,740	19.6%
Armenia	647	456	41.9%	3,647	2,229	63.6%
TOTAL	7,491	6,313	18.7%	53,385	41,172	29.7%
(1)	See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	15,973	15,147	5.4%	122,487	119,660	2.4%
Italy	751	977	-23.1%	8,624	9,792	-11.9%
Brazil	5,878	3,559	65.1%	42,987	35,579	20.8%
Uruguay(2)	2,519	2,568	-1.9%	20,930	21,950	-4.6%
Ecuador	2,909	2,514	15.7%	21,740	22,695	-4.2%
Armenia	2,944	2,072	42.1%	20,948	11,995	74.6%
TOTAL	30,974	26,837	15.4%	237,716	221,672	7.2%
Aircraft Movements
Argentina	41,025	35,748	14.8%	304,943	243,240	25.4%
Italy	8,466	7,568	11.9%	52,487	46,192	13.6%
Brazil	13,630	12,754	6.9%	106,544	93,107	14.4%
Uruguay	2,264	1,959	15.6%	20,995	17,525	19.8%
Ecuador	6,852	7,172	-4.5%	53,107	51,121	3.9%
Armenia	4,721	4,123	14.5%	29,948	21,416	39.8%
TOTAL	76,958	69,324	11.0%	568,024	472,601	20.2%

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2023 vs. 2019)
	Aug'23	Aug'19	% Var.	YTD'23	YTD'19	% Var.
Passenger Traffic (thousands)
Argentina(1)	3,815	3,875	-1.6%	28,325	29,151	-2.8%
Italy	939	902	4.1%	5,493	5,569	-1.4%
Brazil	1,487	1,467	1.4%	11,392	12,464	-8.6%
Uruguay	158	173	-8.7%	1,253	1,490	-15.9%
Ecuador	445	418	6.5%	3,276	3,053	7.3%
Armenia	647	400	62.0%	3,647	2,092	74.3%
Peru		358	-	-	2,311	-
TOTAL	7,491	7,592	-1.3%	53,385	56,130	-4.9%
(1)	See Footnote 1 in previous table. (2) See Footnote 2 in previous table.
Cargo Volume (tons)
Argentina	15,973	17,247	-7.4%	122,487	146,445	-16.4%
Italy	751	827	-9.2%	8,624	8,494	1.5%
Brazil	5,878	6,823	-13.9%	42,987	62,505	-31.2%
Uruguay(2)	2,519	2,280	10.5%	20,930	18,816	11.2%
Ecuador	2,909	2,933	-0.8%	21,740	27,044	-19.6%
Armenia	2,944	1,773	66.0%	20,948	11,606	80.5%
Peru	-	540	-	-	3,340	-
TOTAL	30,974	32,423	-4.5%	237,716	278,250	-14.6%
Aircraft Movements
Argentina	41,025	39,702	3.3%	304,943	301,737	1.1%
Italy	8,466	8,379	1.0%	52,487	53,583	-2.0%
Brazil	13,630	13,370	1.9%	106,544	106,054	0.5%
Uruguay	2,264	2,084	8.6%	20,995	20,071	4.6%
Ecuador	6,852	7,423	-7.7%	53,107	55,102	-3.6%
Armenia	4,721	3,221	46.6%	29,948	17,636	69.8%
Peru	-	2,894	-	-	20,165	-
TOTAL	76,958	77,073	-0.1%	568,024	574,348	-1.1%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 53 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2022, Corporación América Airports served 65.6 million passengers, 83.7% above the 35.7 million passengers served in 2021 and 22.1% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Contacts

Investor Relations Contact
Patricio Iñaki Esnaola
Email: patricio.esnaola@caairports.com
Phone: +5411 4899-6716